Exhibit a(9)
[BAIRNCO LETTERHEAD]
July 14, 2006
Dear Shareholder,
     As you are likely aware, after careful consideration Bairnco’s Board of Directors has unanimously determined that the recent Offer by Steel Partners to purchase all of the outstanding shares of Bairnco for $12.00 per share is inadequate and not in the best interests of the Company’s stockholders (other than Steel Partners and its affiliates). Accordingly, the Board of Directors has recommended that the Company’s stockholders reject the offer and not tender their shares.
     In recommending that shareholders reject the offer, the Bairnco Board considered a number of factors, including the following:
•	The Board’s belief that the Offer price is inadequate and that it does not reflect the long-term value inherent in the Company.

•	The Board’s view that the Offer represents an opportunistic attempt by Steel Partners to acquire the Company at a time when the Company’s stock price, which was $9.96 on June 15, 2006, the last trading day before the public announcement of Steel Partners’ intention to commence the Offer, was at a 20% discount to the 52-week high of $12.49 per Share on April 20, 2006.

•	The Board’s belief that Steel Partners has timed its Offer to take advantage of depressed 2005 results stemming from significant costs and delays in anticipated savings associated with the Company’s strategic initiatives before the fruits of those initiatives have been fully reflected in the Company’s stock price.

•	The Board belief that the Company’s senior management will be able to create stockholder value in excess of the Offer through the continued execution of the Company’s current business strategy, including the active consideration of well-chosen acquisition opportunities.

     For your reference, enclosed please find an investor presentation that addresses the Board’s assessment of the Steel Partners Offer, along with our plans to maximize value for all Bairnco shareholders. If you have any questions concerning the investor presentation or need additional copies of Bairnco’s publicly-filed materials, please contact me at (407) 875-2222, ext. 231, or Kenneth L. Bayne, Vice President Finance, Bairnco Corporation, at (407) 875-2222, ext. 227, or Larry C. Maingot, Controller, Bairnco Corporation, at (407) 875-2222, ext. 230, or Georgeson Shareholder Communications, Inc. at (212) 440-9800 (for Banks and Brokers) or toll free at (866) 695-6077.
     We appreciate your continued support.

On Behalf of the Board of Directors Sincerely,
/s/ Luke E. Fichthorn, III
Luke E. Fichthorn, III
Chairman and CEO